UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission File Number 1-12378
Profit Sharing Plan of NVR, Inc. and Affiliated Companies

(Full name of the Plan)
NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, Virginia 20190
(703) 956-4000

(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Form 11-K
INDEX

Report of Independent Registered Public Accounting Firm
Profit Sharing Trust Committee
NVR, Inc. and Affiliated Companies:
We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, VA
June 28, 2007

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Statements of Net Assets Available for Plan Benefits
(in thousands)

	December 31,
	2006	2005
Assets
Investments:
Plan interest in master trust, at fair value	$277,102	$231,065
Loans to participants, at cost	4,337	4,456
Receivables:
Employer contributions	1	—
Employee contributions	16	19
Interest, dividends and other	92	646

Total receivables	109	665

Total assets	281,548	236,186

Liabilities
Due to participants	553	318

Total liabilities	553	318

Net assets reflecting all investments at fair value	280,995	235,868

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	232	240

Net assets available for plan benefits	$281,227	$236,108

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2006
(in thousands)

Additions to net assets attributable to:

Participation in investment income of master trust:
Net appreciation in fair value of investments	$1,393
Interest and dividends	7,935

9,328

Transfers in, net	38,533

Contributions:
Employee	19,967
Employer	20
Rollovers	1,641

21,628

Total additions	69,489

Deductions from net assets attributable to:

Benefits paid to participants	(24,345)
Administrative expenses	(25)

Total deductions	(24,370)

Net increase in assets available for plan benefits	45,119
Net assets available for plan benefits at beginning of year	236,108

Net assets available for plan benefits at end of year	$281,227

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2006 and 2005
(dollars in thousands)
1.	Description of Plan and Benefits

The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. (“NVR” or “the Company”) and its affiliated companies (collectively, the “Sponsor”). The Plan is administered by a Profit Sharing Trust Committee (the “Plan Administrator”), which is designated by the Board of Directors of NVR, Inc. (the “Board”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Sponsor makes an annual matching contribution up to the first five hundred dollars of individual participants’ Voluntary Salary Deferment Contibutions (“VSDC”) within the PSP. During 2006 and years prior, for administrative purposes, matching contributions were contributed to and accounted for in the NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan (the “ESOP”) and were invested in NVR, Inc. common stock. In December 2006, the Board authorized amending the matching contribution effective January 1, 2007, to no longer make the matching contribution in NVR, Inc. common stock, but instead to allow plan participants to select the investment funds in which to invest matching contributions. In December 2006, all matching contributions held in participants’ ESOP accounts, including current and prior year matching contributions were transferred to the respective participants’ PSP accounts. The total balance transferred from the ESOP to the PSP was $38,505. Effective January 1, 2007, all matching contributions will be made to the PSP. NVR contributed a total of $1,989 in matching contributions during 2006, $1,969 of which was contributed to the ESOP and subsequently transferred to the PSP and $20 of which was contributed to the PSP. All but $1 of the matching contribution was contributed prior to December 31, 2006.

The Plan Year begins each January 1st and ends each December 31st.

Employee Eligibility

All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.

Contributions

The Plan provides for eligible Plan participants to make VSDC from 1% to 13% of their current salary on a pre-tax and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant’s pre-tax deferral was limited to a maximum contribution of $15 and $14 during 2006 and 2005, respectively. Participants may change their salary deferment percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.

As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan was amended to allow participants the option of making “catch-up” contributions to the Plan. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan, have the option to make additional pre-tax salary deferrals. The maximum “catch-up” contribution for 2006 and 2005 were $5 and $4, respectively.

In accordance with the Plan, the Company may declare a program of matching contributions. In 2006 and 2005, the Company matched up to the first five hundred dollars of individual participants’ VSDC. Matching contributions were made in the form of Company stock to the ESOP. As discussed above, all future matching contributions will be made to the PSP.

Vesting and Forfeitures

Employees vest in Company matching contributions contributed prior to January 1, 2002 at the rate of 20% per year beginning with the completion of their third year of service. Company matching contributions made after December 31, 2001 vest at the rate of 20% per year beginning with the completion of the second year of service. Full vesting is also attained upon an employee’s termination on account of death or total disability, or upon reaching normal retirement age. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to terminated employees are allocated annually to the participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of $752 in 2006 were allocated to participant accounts in 2007.

Investment Options

The Company selects the number and type of investment options available. The Plan’s recordkeeper (“Recordkeeper”) is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their participant contributions. The Recordkeeper values account balances daily. Each fund’s income and expenses are allocated to participants daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

Payments of Benefits

Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Such amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.

Participant Loans

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant’s total vested account balance. Generally, a loan bears interest at a fixed rate which is determined by the Profit Sharing Trust Committee. Such rate was prime plus 1% set at the date of loan origination for Plan Years 2006 and 2005. All loans are subject to specific repayment terms and are secured by the participant’s nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Sponsor. Loans not repaid within the timeframe specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant.

Administrative Expenses

Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Income

Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Gains or losses on sales of investments are based on the change in market values since the beginning of the Plan Year, or their acquisition date if purchased during the Plan Year.

Investment Valuation and Transactions

Valuation of Investment Securities

All investments are carried at fair market value except for fully benefit-responsive investment contracts which are adjusted from fair value to contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits.

Net unrealized gains and losses are measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the market value of investments remeasured at the financial statement date and the market value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year.

Investment Transactions

Purchase and sale transactions are recorded on a trade-date basis. Participant loans receivable are valued at cost, which approximates fair value.

Payments of Benefits

Benefits are recorded as deductions when paid. At December 31, 2006 and 2005, refunds of $553 and $318, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.

Recent Accounting Pronouncements

In December 2005, the Financial Accounting Standards board (“FASB”) issued FASB Staff Position AAG INV-1 and Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPS Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP provides a definition of fully benefit-responsive investment contracts and provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts in employer sponsored defined contribution pension plans. The financial statement presentation and disclosure provisions of this FSP are effective for financial statements for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Plan Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statements of Net Assets Available for Plan Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Plan Benefits for any period presented.

3.	Investments

The assets of the Plan are maintained in a master trust with the assets of the ESOP. The Plan’s share of changes in the trust and the value of the trust fund have been reported to the Plan by the trustees as having been determined through the use of fair values for all assets and liabilities, except for fully benefit-responsive investment contracts which are adjusted from fair value to contract value. See footnote 2 for further discussion of fully benefit-responsive investment contracts. The undivided interest of each Plan in the master trust is increased or decreased (as the case may be) (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for accrued income, gain or loss, and administrative expense attributable solely to such Plan. The Plan’s interest in the master trust was approximately 41% and 30% as of December 31, 2006 and 2005, respectively.

The following table presents the investments in the master trust at fair value for all investments except for fully benefit-responsive investment contracts which are presented at contract value:

	December 31,
	2006	2005

NVR, Inc. common stock	$467,886	$600,011
Investments in Registered Investment Companies	209,949	158,641
Other common stock	962	1,159
Interest-bearing cash	1,092	578

Total	$679,889	$760,389

The interests of each the PSP and ESOP participating in the master trust net investment assets at December 31, 2006 and 2005 were as follows:

	2006	2005
NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan	$402,555	$529,084
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	277,334	231,305

Net investment assets in master trust	$679,889	$760,389

Investment income for the master trust for the year ended December 31, 2006 was as follows:

Net investment loss due to depreciation of common stock	$(51,288)
Net investment gain due to appreciation in investments in registered investment companies	11,455
Interest	60
Dividends	10,226

Net investment loss in master trust	$(29,547)

The interests of each the PSP and ESOP participating in the net investment (loss) in the master trust for the year ended December 31, 2006, was as follows:

NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan	$(38,875)
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	9,328

Net investment loss in master trust	$(29,547)

The income allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc. common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.

The current value of the investments of the master trust attributable to the Plan which represent 5 percent or more of the Plan’s net assets each year, were as follows:

	December 31,
	2006	2005
Registered Investment Companies:
Fidelity Equity Inc. II Fund	$28,732	$25,882
Fidelity Growth Company Fund	24,477	21,512
Fidelity Diversified International Fund (1)	22,900	11,735
Fidelity Managed Income Portfolio Fund (2)	21,176	17,865
Fidelity Balanced Fund	20,598	18,757

Employer securities:
NVR, Inc. Common Stock	$108,493	$100,232

(1)	The December 31, 2005 investment in this fund did not exceed 5% of net assets available for plan benefits; however, it has been included for comparative purposes since the December 31, 2006 investment exceeds 5% of net assets available for plan benefits.

(2)	Investment amounts at contract value. The fair value of the investment was $20,944 and $17,625 at December 31, 2006 and 2005, respectively.

4.	Tax Status

The Plan received its latest determination letter on February 17, 2000 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan Administrator, the Plan and its underlying Trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

5.	Plan Termination

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.

6.	Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

7.	Parties-In-Interest

At December 31, 2006 and 2005, Plan investments of $150,662 and $116,331, respectively, are with parties-in-interest as they are investment funds of the Trustee and Recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.

At December 31, 2006 and 2005, investments held by the Plan included 168,206 shares and 142,780 shares of NVR, Inc. common stock, with a fair value of approximately $108,493 and $100,232, respectively. These qualify as exempt parties-in-interest transactions.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.
June 28, 2007

NVR, Inc.
By:	/s/ Darrell A. Carlisle
Darrell A. Carlisle
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm